Exhibit 99.1

Nexera Technologies: Subsidiary Fort Technology Closes Acquisition of Majority Stake in Logia USA to Fuel the Future of Data Centers

With the global data center market projected to grow from approximately US$300 billion in 2026 to about US$700 billion by 2034, maintaining fuel integrity is becoming an increasingly important operational priority

Tel Aviv, Israel, Aug. 26, 2026 (GLOBE NEWSWIRE) -- Nexera Technologies Ltd (“Nexera” or the “Company”) (Nasdaq: NEXR, NEXRW), a data-driven company operating on the Amazon Marketplace expanding into the global homeland security sector through advanced artificial intelligence (“AI”)-driven solutions, today announced that its majority-owned subsidiary, Fort Technology Inc. (TSXV: FORT) (NASDAQ: FRTT) (“Fort”) in which the Company holds approximately 70.19% of the issued and outstanding common shares,  has completed its previously announced acquisition of 50.1% of Logia USA Inc. (“Logia USA”), a company focused on selling advanced fuel integrity solutions for data centers and other mission-critical facilities in the United States.

Pursuant to the definitive agreements entered into in connection with the transaction, Fort  entered into a credit facility agreement with Logia USA for an unsecured US$2.0 million credit facility (the “Credit Facility”) to support Logia USA’s U.S. market entry, product development, operations, and growth. The Credit Facility will be advanced in tranches tied to agreed operational and sales milestones, bears interest at 6% per annum and is subject to the repayment terms set forth in the Credit Facility Agreement.  At closing, Fort acquired 50.1% of the issued and outstanding equity of Logia USA in exchange for 132,603 newly-issued Fort common shares having an aggregate value of approximately US$125,000. Following the closing, Fort holds 50.1% and Logia USA’s founder holds 49.9% of Logia USA’s outstanding common stock.

The global data center market is projected to grow substantially in the coming years, creating increased demand for solutions that help ensure backup power systems perform when needed. Through Logia USA, Fort aims to support the commercialization and expansion of fuel integrity solutions across the United States, with a primary focus on the data center sector. According to Fortune Business Insights, the global data center market projected to grow from approximately US$300 billion in 2026 to about US$700 billion by 2034.

Logia Israel Ltd’s automated systems provide continuous monitoring and filtration designed to maintain fuel quality for standby power generation. The parties intend to expand these capabilities into the United States via Logia USA, with a primary focus on the data center market.

The transaction remains subject to the previously disclosed equity rebalancing mechanism, pursuant to which Fort’s ownership interest in Logia USA may be reduced upon the achievement of specified sales and profitability thresholds.

About Nexera Technologies Ltd

Nexera Technologies Ltd operates, through its subsidiaries, in the fields of advanced technologies for the global homeland security, or HLS, sector and e-commerce. Its operations are conducted through three principal lines of business: KeepZone AI Inc., or KeepZone, a wholly-owned subsidiary dedicated to distributing and promoting AI-powered homeland security technologies, including 3D imaging and electromagnetic threat detection, perimeter intrusion detection, counter-unmanned aircraft systems, and multi-layered security solutions for critical infrastructure and global markets; Fort Products Limited, a legacy consumer products operation focused on pest control and remedial products, which was sold to Fort Technology Inc., or Fort Technology, in July 2025 in exchange for a controlling equity interest, with the Company having since reduced its stake in Fort while retaining control and strategic involvement in related e-commerce activities; and its ongoing legacy e-commerce activities, consisting of data-driven online retail operations (primarily on the Amazon Marketplace) conducted through the Company’s other wholly-owned subsidiaries, including Smart Repair Pro and Top Rank Ltd.

For more information on Nexera Technologies, visit: https://nexera-tech.io/

About Fort Technology

Fort is engaged in the retail sale of consumer products, primarily serving the pest control and remedial repair industries. Fort develops, markets and sells a range of products for both amateur and professional customers under its proprietary brands, including Roshield, Entopest, Rempro and BirdGo. Products are sold primarily through Amazon marketplaces in the United Kingdom and Europe as well as through other online sales channels. Fort currently serves customers throughout the United Kingdom and continental Europe and plans to expand its retail operations into the United States, subject to applicable regulatory approvals, including through the acquisition of Logia USA Inc., a company focused on selling advanced fuel integrity solutions for data centers and other mission-critical facilities in the United States.

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate,” or other comparable terms. For example, the Company is using forward-looking statements when discussing: Fort’s ability, through Logia USA, to commercialize and expand advanced fuel integrity solutions in the United States, including Logia USA’s expected entry into and growth in the U.S. market and the data center market, the timing and availability of funding under the Credit Facility, including whether operational and sales milestones will be achieved and additional tranches will be advanced, anticipated demand for fuel integrity solutions driven by projected growth in the data center market, the achievement of the performance thresholds under the equity rebalancing mechanism and the resulting ownership of Fort and the founder in Logia USA; and the anticipated benefits of the acquisition. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (“SEC”), on April 1, 2026, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact

Michal Efraty
Adi and Michal PR-IR
Investor Relations, Israel
michal@efraty.com